(FORDING LETTERHEAD)

Fording Inc. — Election Form (To be completed and returned by 2:00 p.m. (Mountain Standard Time) on February 18, 2003)*

To:	Computershare Trust Company of Canada	* subject to change to other such later date as the Board of Directors may select.

The undersigned (the “Plan Participant”) hereby represents and warrants that the undersigned is a participant in the Employee Share Purchase Plan of Fording Inc. (“Fording” or the “Corporation”) and confirms that the undersigned holds the number of common shares of Fording (“Common Shares”) set forth below under the terms of the Fording Employee Share Purchase Plan. The undersigned further represents and warrants that the undersigned has full power and authority to make the election to receive the entitlement for such Common Shares. All capitalized terms used herein and not otherwise defined herein have the meanings ascribed to them in the Third Supplement (the “Third Supplement”) dated January 27th, 2003 to the Management Information Circular of the Corporation dated November 20, 2002.

Number of Common Shares	In the Name of

DELIVERY OF THIS ELECTION FORM TO AN ADDRESS OR TRANSMISSION OF THIS ELECTION FORM VIA A FACSIMILE
NUMBER, OTHER THAN AS SET FORTH ON THE NEXT PAGE, DOES NOT CONSTITUTE A VALID DELIVERY.

Election Alternatives — This Election Is Irrevocable (All previously delivered Election Forms are null and void.)

If an election is not made or is not properly made, the undersigned will be deemed to have elected to receive the UNIT OPTION, subject to pro-ration under the New Arrangement.

Under the new Plan of Arrangement (the “New Arrangement”), the undersigned hereby elects to receive for all the Common Shares that they hold, subject to adjustment in accordance with the terms of the New Arrangement (please check one of I, II, or III below and, in the case of III below, fill in the number of Common Shares):

☐	I: UNIT OPTION	One (1) Unit in respect of each Common Share held, subject to pro-ration pursuant to the New Arrangement; or

☐	II: CASH OPTION	$35.00 (Cdn.) cash in respect of each Common Share held, subject to pro-ration pursuant to the New Arrangement; or

☐	III: COMBINATION OF UNITS AND CASH	Ensure that the total number of Common Shares filled in below matches the total number of Common Shares noted in the box above.

$35.00 (Cdn.) cash in respect of Common Shares out of the total number of Common Shares held, subject to pro-ration pursuant to the New Arrangement;

One (1) Unit in respect of Common Shares for each of the remaining Common Shares held, subject to pro-ration pursuant to the New Arrangement

Signature of Plan Participant	Signature of Plan Participant	Date — Day Month Year

/ /

(Please sign exactly as your name(s) appear(s) above)

Plan Participant — Green

Instructions and Information

DO NOT SUBMIT YOUR SHARE CERTIFICATE(S)

1. Use of Election Form

(a)	Where the Election Form is executed on behalf of a corporation, partnership or association, or by an agent, executor, administrator, trustee, guardian or any person acting in a representative capacity, the Election Form must be accompanied by satisfactory evidence of the representative’s authority to act.

(b)	Fording reserves the right if it so elects in its absolute discretion to instruct Computershare Trust Company of Canada (“Computershare”) to waive any defect or irregularity contained in any Election Form received by it.

2. United States Shareholders

All United States shareholders must complete a yellow Substitute Form W-9 and return it to Computershare with their Election Form. If you have misplaced the yellow W-9 form, call Computershare at the toll free number listed below and they will provide you with an additional copy

3. Miscellaneous Information

Additional copies of the Election Form may be obtained from Computershare. Any questions regarding this Election Form should be directed to Computershare :

By Phone	By Mail	By Hand or by Courier	By Fax

Toll Free in Canada and the U.S.: 1-800-340-4905 Local and International: 514-982-7555	P.O. Box 7021 100 31 Adelaide St E Toronto, ON M5C 3H2 Attention: Corporate Actions	University Avenue 9th Floor Toronto, ON M5J 2Y1 Attention: Corporate Actions	1-866-227-7268

E-Mail:
caregistryinfo@computershare.com

This Election Form is for use by Plan Participants in connection with the New Arrangement. Under the New Arrangement, each holder of Common Shares of Fording will have the option of receiving (a) Units of the Fording Canadian Coal Trust (the “Fund”); (b) cash; or (c) a combination thereof (the “Entitlement”) in exchange for all their Common Shares.

Upon receipt and deposit of this Election Form, properly completed and signed, and following the Effective Date of the New Arrangement, the Entitlement which the Plan Participant is entitled to receive under the New Arrangement will be sent by Fording or its agents to CIBC Mellon Trust Company as trustee of the Fording Employee Share Purchase Plan. In all cases, the Entitlement will be held in the name of CIBC Mellon Trust Company and shall be held for the benefit of the Plan Participant in accordance with the terms of the Fording Employee Share Purchase Plan.

The Plan Participant further acknowledges that neither Fording nor the Fund or any affiliate has any responsibility or liability for the completeness or accuracy of the information pertaining to the Plan Participant’s name, address or quantity of Common Shares held. By virtue of the execution of this Election Form, the Plan Participant shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance for exchange will be determined by Fording and the Fund in their sole discretion and that such determination shall be final and binding and the Plan Participant acknowledges that there shall be no duty or obligation on either Fording or the Fund, Computershare, or any other person to give notice of any defect or irregularity and no liability shall be incurred by any of them for failure to give such notice.

The covenants, representations and warranties of the Plan Participant herein contained shall survive the completion of the New Arrangement.

The Plan Participant revokes any and all authority, other than as granted in this Election Form or a proxy granted for use at the Meeting to be held to consider the New Arrangement, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Plan Participant at any time with respect to the Election Form being deposited. No sub- sequent authority, other than a proxy granted for use at the Meeting to be held to consider the New Arrangement, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the deposited Election Form. Each authority conferred or agreed to be conferred by the Plan Participant in this Election Form will survive the death or incapacity of the Plan Participant and any obligation of the Plan Participant hereunder is binding upon the heirs, legal representatives, successors and assigns of the Plan Participant.

The Plan Participant instructs Computershare to mail by insured first class mail, postage prepaid the certificate(s) and/or cheque(s) representing the Entitlement as soon as practicable after the Proceeds Date, which is expected to be the second trading day on the Toronto Stock Exchange following the Registered Holders must continue to effective date of the New Arrangement. hold their Common Shares until the Proceeds Date to receive their Entitlement.

If an election is not made or is not properly made, the Plan Participant will be deemed to have elected to receive the UNIT OPTION, subject to pro-ration under the New Arrangement.

ALL PREVIOUSLY DELIVERED ELECTION FORMS ARE NULLAND VOID -
ALL PLAN PARTICIPANTS WHO WISH TO MAKE AN ELECTION, MUST SUBMIT THIS ELECTION FORM.

Plan Participant — Green

(FORDING LETTERHEAD)

Fording Inc. — Election Form (To be completed and returned by 2:00 p.m. (Mountain Standard Time) on February 18, 2003)*

To: Computershare Trust Company of Canada	* subject to change to other such later date as the Board of Directors may select.

The undersigned hereby represents and warrants that the undersigned is the registered owner (the “Registered Holder”) of 21 or more common shares (“Common Shares”) of Fording Inc. (“Fording” or the “Corporation”), as represented by the share certificates(s) described below and the undersigned has good title to the shares represented by the said certificate(s), free and clear of all liens, charges, and encumbrances, and has full power and authority herewith to receive the entitlement for such shares. All capitalized terms used herein and not otherwise defined herein have the meanings ascribed to them in the Third Supplement (the “Third Supplement”) dated January 27th, 2003 to the Management Information Circular of the Corporation dated November 20, 2002.

Certificate Number	Number of Common Shares	Registered in the Name of

Delivery of this Election Form to an address or transmission of this Election Form via a facsimile number, other than as set forth on the next page, does not constitute a valid delivery.

Election Alternatives — This Election Is Irrevocable (All previously delivered Election Forms are null and void.)

If an election is not made or is not properly made, the undersigned will be deemed to have elected to receive the UNIT OPTION, subject to pro-ration under the New Arrangement.

Under the new Plan of Arrangement (the “New Arrangement”), the undersigned hereby elects to receive for all the Common Shares that they hold, subject to adjustment in accordance with the terms of the New Arrangement (please check one of I, II, or III below and, in the case of III below, fill in the number of Common Shares):

☐	I: UNIT OPTION	One (1) Unit in respect of each Common Share held, subject to pro-ration pursuant to the New Arrangement; or

☐	II: CASH OPTION	$35.00 (Cdn.) cash in respect of each Common Share held, subject to pro-ration pursuant to the New Arrangement; or

☐	III: COMBINATION OF UNITS AND CASH	Ensure that the total number of Common Shares filled in below matches the total number of Common Shares noted in the box above.

$35.00 (Cdn.) cash in respect of Common Shares out of the total number of Common Shares held, subject to pro-ration pursuant to the New Arrangement;

One (1) Unit in respect of Common Shares for each of the remaining Common Shares held, subject to pro-ration pursuant to the New Arrangement.

Signature of Registered Holder	Signature of Registered Holder	Date — Day	Month	Year

(Please sign exactly as your name(s) appear(s) above)

Green

Instructions and Information

DO NOT SUBMIT YOUR SHARE CERTIFICATE(S)

1.	Use of Election Form

(a)	Where the Election Form is executed on behalf of a corporation, partnership or association, or by an agent, executor, administrator, trustee, guardian or any person acting in a representative capacity, the Election Form must be accompanied by satisfactory evidence of the representative’s authority to act.

(b)	Fording reserves the right if it so elects in its absolute discretion to instruct Computershare Trust Company of Canada (“Computershare”) to waive any defect or irregularity contained in any Election Form received by it.

2.	United States Shareholders

All United States shareholders must complete a yellow Substitute Form W-9 and return it to Computershare with their Election Forms. If you have misplaced the yellow W-9 form, call Computershare at the toll free number listed below and they will provide you with an additional copy.

3.	Miscellaneous Information

Additional copies of the Election Form may be obtained from Computershare. Any questions regarding this Election Form should be directed to Computershare :

By Phone	By Mail	By Hand or by Courier	By Fax
Toll Free in Canada and the U.S.:	P.O. Box 7021	100 University Avenue	1-866-227-7268
1-800-340-4905	31 Adelaide St E	9th Floor
	Toronto, ON M5C 3H2	Toronto, ON
Local and International:	Attention: Corporate Actions	M5J 2Y1
514-982-7555		Attention: Corporate Actions

E-Mail:
caregistryinfo@computershare.com

This Election Form is for use by Registered Holders of Common Shares in connection with the New Arrangement. Under the New Arrangement, each holder of Common Shares will have the option of receiving (a) Units of the Fording Canadian Coal Trust (the “Fund”); (b) cash; or (c) a combination thereof (the “Entitlement”) in exchange for all their Common Shares.

Upon receipt and deposit of this Election Form, properly completed and signed, and following the Effective Date of the New Arrangement, the Entitlement which the Registered Holder is entitled to receive under the New Arrangement will be sent by Fording or its agents to the address shown on the register of Fording. In all cases, the Entitlement will be registered in the name shown on the register of the Fording.

The Registered Holder further acknowledges that neither Fording nor the Fund or any affiliate has any responsibility or liability for the completeness or accuracy of the information pertaining to the Registered Holder’s name, address or quantity of Common Shares held. By virtue of the execution of this Election Form, the Registered Holder shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance for exchange will be determined by Fording and the Fund in their sole discretion and that such determination shall be final and binding and the Registered Holder acknowledges that there shall be no duty or obligation on either Fording or the Fund, Computershare, or any other person to give notice of any defect or irregularity and no liability shall be incurred by any of them for failure to give such notice.

The covenants, representations and warranties of the Registered Holder herein contained shall survive the completion of the New Arrangement.

The Registered Holder revokes any and all authority, other than as granted in this Election Form or a proxy granted for use at the Meeting to be held to consider the New Arrangement, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Registered Holder at any time with respect to the Election Form being deposited. No subsequent authority, other than a proxy granted for use at the Meeting to be held to consider the New Arrangement, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the deposited Election Form. Each authority conferred or agreed to be conferred by the Registered Holder in this Election Form will survive the death or incapacity of the Registered Holder and any obligation of the Registered Holder hereunder is binding upon the heirs, legal representatives, successors and assigns of the Registered Holder.

The Registered Holder instructs Computershare to mail by insured first class mail, postage prepaid the certificate(s) and/or cheque(s) representing the Entitlement as soon as practicable after the Proceeds Date, which is expected to be the second trading day on the Toronto Stock Exchange following the Registered Holders must continue to hold effective date of the New Arrangement. their Common Shares until the Proceeds Date to receive their Entitlement.

If an election is not made or is not properly made, the Registered Holder will be deemed to have elected to receive the UNIT OPTION, subject to pro-ration under the New Arrangement.

ALL PREVIOUSLY DELIVERED ELECTION FORMS ARE NULLAND VOID -
ALL PLAN PARTICIPANTS WHO WISH TO MAKE AN ELECTION, MUST SUBMIT THIS ELECTION FORM.

Green